

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Brian T. Olsavsky
Chief Financial Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

      Re: Amazon.com, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2020
            File No. 000-22513

Dear Mr. Olsavsky:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Mark Hoffman